File Number: 82-34808

CATLIN

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com


06013990

23 May 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Director/PDMR Shareholding	18/05/2006

Yours faithfully,

Nicola Perera
Assistant Company Secretary
& Counsel


SEC MAIL
RECEIVED
JUN 01 2006
WASH. D.C.
199
SECTION
PROCESSING

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 18/05/2006

RNS Number:1966D
Catlin Group Limited
18 May 2006

Catlin Group Limited

Dealings by the Trustees of the Catlin Group Employee Benefit Trust (the "EBT")

Catlin Group Limited ("Company") has received notice that on 17 May 2006, the Trustees of the EBT acquired in London 67,300 common shares of $0.01 each in the capital of the Company ("Shares") at an average price of £4.35 pence per share. The shares represent 0.04% of the Company's issued share capital.

The EBT is a trust for the benefit of employees of the Company who participate in the Company's Performance Share Plan ("PSP"). Shares held in the EBT will vest to the same extent as the underlying PSP awards. Any Shares that do not vest will revert to the Company.

Depending on the level of vesting, the following directors and persons discharging managerial responsibilities' have a beneficial interest in the Company's Shares that have been acquired by the EBT in up to the following amounts:

Name	Status	Number of Shares
Stephen Catlin	Director	4,027
Christopher Stooke	Director	2,914
Paul Brand	Person discharging managerial responsibilities	2,914
Paul Jardine	Person discharging managerial responsibilities	2,914

This notification made in accordance with Rule 3.1.4R (1) (a) of the Disclosure Rules.

END
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